FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July, 2015

Commission File Number: 001-02413

Canadian National Railway Company
(Translation of registrant’s name into English)

935 de la Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Canadian National Railway Company

Table of Contents

Item

1.	CN Recommends Shareholders Reject TRC Capital’s “Mini-Tender Offer”

 Item 1

North America’s Railroad

NEWS RELEASE

CN Recommends Shareholders Reject TRC Capital’s “Mini-Tender Offer”

MONTREAL, July 16, 2015 — CN (TSX: CNR) (NYSE: CNI) has been notified of an unsolicited mini-tender offer made by TRC Capital Corporation (“TRC Capital”) to purchase up to 2,000,000 CN common shares, or approximately 0.25 per cent of the common shares outstanding, at a price of $70.38 per share in cash. CN does not endorse this unsolicited mini-tender offer and recommends that shareholders reject the offer and do not tender their shares in response to the offer.

Shareholders are cautioned that the mini-tender offer has been made at a price below market, representing a discount of 4.39% and 4.61%, respectively, to the closing prices of CN common shares on the Toronto Stock Exchange and New York Stock Exchange on July 7, 2015, the last trading day before the mini-tender offer was commenced. In addition, the offer is highly conditional. TRC Capital’s offer states that it may terminate the offer if, among other things, the market price of CN shares declines since the close of business on July 7, 2015.

CN is not associated with TRC Capital, its mini-tender offer or the mini-tender offer documentation. The TRC Capital mini-tender offer is also not related to CN’s own previously announced plans to repurchase up to 28 million of its own shares by the end of 2015, which is being effected through the Toronto Stock Exchange’s normal course issuer bid rules.

TRC Capital has made similar unsolicited mini-tender offers for shares of other public companies. Mini-tender offers are designed to seek less than 5% of a company’s outstanding shares, thereby avoiding many disclosure and procedural requirements applicable to most bids under Canadian and United States securities legislation.

The Canadian Securities Administrators (CSA) have expressed serious concerns about mini-tender offers such as the possibility that investors might tender to a mini-tender offer based upon a misunderstanding of the terms of the offer, including the per securities price available under the offer relative to the market price of such securities. Comments from the CSA on mini-tenders can be found on the Ontario Securities Commission website at http://www.osc.gov.on.ca/en/SecuritiesLaw_csa_19991210_61-301.jsp

The U.S. Securities and Exchange Commission (SEC) has also published investor tips regarding mini-tender offers on its website at http://www.sec.gov/investor/pubs/minitend.htm. The SEC states: “[s]ome bidders make mini-tender offers at below-market prices, hoping that they will catch investors off guard if the investors do not compare the offer price to the current market price.” CN also encourages brokers and dealers, as well as other market participants, to review the SEC’s letter regarding broker-dealer mini-tender offer dissemination and disclosures on the SEC’s website at: http://www.sec.gov/divisions/marketreg/minitenders/sia072401.htm.

CN urges investors to obtain current market quotations for their shares, consult with their broker or financial advisor and exercise caution with respect to TRC Capital’s offer. According to TRC Capital’s offer documents, CN shareholders who have already tendered their shares may withdraw their shares at any time before 12:01 a.m. (Toronto time) on August 13, 2015 by following the procedures described in the TRC Capital offer documents.

CN requests that a copy of this news release be included with all distributions of materials relating to TRC Capital’s mini-tender offer.

CN

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information on CN, visit the company’s website at www.cn.ca.

Contacts:

Media	Investment Community
Mark Hallman	Janet Drysdale
Director	Vice-President
Communications & Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canadian National Railway Company

Date: July 16, 2015	By:	/s/ Cristina Circelli
		Name:	Cristina Circelli
		Title:	Deputy Corporate Secretary and General Counsel